Exhibit 99.1

Ayr Wellness Agrees to Acquire Tahoe Hydro, Adding Award-
Winning Cultivators of High-Quality Flower in Nevada

NEW YORK, July 19, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator (“MSO”), has announced a Definitive Purchase Agreement (the “Purchase Agreement”) to acquire Tahoe Hydroponics Company, LLC (“Tahoe Hydro”), an award-winning cultivator and one of Nevada’s top producers of high-quality cannabis flower, and NV Green, Inc. (“NV Green”), producers of best-in-class concentrates. The transaction is subject to customary regulatory and other approvals.

Tahoe Hydro operates ~33,000 square feet of total cultivation and manufacturing space in its facilities in Carson City, Nevada, and Sparks, Nevada. It grows flower and produces concentrates for some of the state’s top selling brands, including Tahoe Hydro and LIT (Lost in Translation), top-sellers and local favorites throughout the state, according to BDSA, and is a Nevada flower supplier for the well-known Cookies brand. The acquisition will add significant cultivation capacity to Ayr’s Nevada operations1 and provide the Company with expanded access to high-quality premium flower for its operations throughout the state, enabling the Company to better serve its retail customers with increased availability and selection of high-quality, Ayr grown flower in its retail stores, and provide additional capacity to expand its wholesale presence within Nevada.

The acquisition will add significant cultivation talent to Ayr’s already robust cultivation team, including 75 employees, which the Company plans to deploy both within Nevada and nationally.

Jonathan Sandelman, CEO of Ayr, said, “The Tahoe Hydro acquisition perfectly encapsulates Ayr’s strategy. We seek to be the largest scale cultivator of high-quality cannabis in every market where we operate. Tahoe Hydro has demonstrated time and time again its ability to produce flower that meets the exacting standards of quality that Ayr sets throughout its organization. We could not be more excited to bring their talented team of cultivators into our organization and add their impressive flower to our Nevada wholesale and retail offerings.”

Ayr intends to purchase 100% of the membership interests of Tahoe Hydro. The terms of the transaction include, subject to adjustment, $17 million in total consideration, made up of $5 million in cash, $3.5 million in debt, and approximately $8.5 million in stock. Based on current projections, the Company estimates it is paying approximately 4.5x Tahoe Hydro/NV Green’s combined 2021 Adjusted EBITDA. The acquisition of Tahoe Hydro and NV Green adds two cultivation licenses, one production license, and one distribution license to Ayr’s Nevada footprint.

The acquisition is subject to customary closing conditions and regulatory approvals.

1 The Company currently provides administrative, consulting and operations services to one (1) cultivation facility, two (2) production facilities, and six (6) dispensaries in the State of Nevada.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all or may not be successful; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions (including these Nevada acquisitions) on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Adjusted EBITDA

“Adjusted EBITDA” is a non-GAAP measure. It represents income (loss) from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including stock-based compensation expense, depreciation and amortization, and further adjusted to remove acquisition related costs.

A reconciliation of how Ayr calculates Adjusted EBITDA is provided in our MD&A for the three months ended March 31, 2021.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com